                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION



     In Re INDIANA MICHIGAN POWER COMPANY
                                                  Certificate of
     File No. 70-8747                              Notification

     Public Utility Holding Company Act of 1935



     INDIANA MICHIGAN COMPANY ("I&M"), Ft. Wayne, Indiana, a public utility subsidiary of American Electric Power Company, Inc. ("AEP"), a registered holding company, and Blackhawk Coal Company ("Blackhawk"), Lancaster, Ohio, a coal mining subsidiary of I&M, hereby certify, in connection with the Application or Declaration on Form U-1, as amended, in the above-entitled matter, that the transaction specified in said Application or Declaration, as amended (the "Declaration"), has been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration and the Order of the Securities and Exchange Commission in HCAR 35-26438 with respect thereto, dated December 27, 1995, as follows:
     1. On December 28, 1995, Blackhawk acquired three (3) promissory notes from Amax Coal Company ("Amax") guaranteed by its parent:
          a. Equipment Promissory Note #1 in the amount of $15,488,000 due March 1, 2001;
          b. Equipment Promissory Note #2 in the amount of $9,008,250 due March 1, 1998; and

          c. Equipment Promissory Note #3 in the amount of $6,179,500 due March 1, 2000;
     2. On December 28, 1995, Blackhawk acquired a Surface Promissory Note from Amax Land Company, guaranteed by its Parent, in the amount of $824,250 due March 1, 2001.
     3. A "past tense" Opinion of Counsel is filed herewith as Exhibit F.
     4. The transaction described herein was consummated within the period designated in the Declaration and the Order.

                                   INDIANA MICHIGAN POWER COMPANY
                                   BLACKHAWK COAL COMPANY



                                   By:/s/ John F. DiLorenzo, Jr.
                                              Secretary


Dated:  February 5, 1996





















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                            EXHIBIT F-1




(614) 223-1649

February 5, 1996

Securities and Exchange Commission
Office of Public Utility Regulation
Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Indiana Michigan Power Company
    File No. 70-8747

Gentlemen:

In connection with the transaction proposed and described in the Declaration on Form U-1 filed with the Securities and Exchange Commission by Indiana Michigan Power Company
("I&M") and Blackhawk Coal Company ("Blackhawk"), to which this opinion is an exhibit, I have examined, among other things, the Declaration on Form U-1, and all amendments thereto, the resolutions adopted by the Board of Directors of I&M and Blackhawk authorizing the termination of certain of its leases and the sale of certain coal mining equipment and real property interests and the acquisition of promis-sory notes ("Notes") in connection therewith.

In my opinion, the acquisition of the Notes has been con-summated in accordance with the aforesaid Declaration and:

    (a) all state laws applicable to the acquisition have been complied with;

    (b) Blackhawk lawfully acquired the Notes from Amax
        Coal Company and Amax Land Company as described in the Declaration, as amended; and

    (c) the acquisition of the Notes has not violated the legal rights of the holders of the securities is-sued by I&M or Blackhawk or any associate company.

I consent to the use of this opinion as part of the above-mentioned Declaration.

Very truly yours,

/s/ Ann B. Graf

Ann B. Graf
Counsel for Indiana Michigan Power
   Company and Blackhawk Coal Company



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